UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dynacq Healthcare, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

26779V105

(CUSIP Number)

Ella Y. T. C. Chan

323 Wood Loop St.

Houston, Texas 77015

(713) 582-0403

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26779V105

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Ella Y. T. C. Chan
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 8,498,320
	(8)	Shared voting power 0
	(9)	Sole dispositive power 8,498,320
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 8,498,320
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 58.0%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 26779V105

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Estate of Chiu M. Chan
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization N/A
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 6,888,115
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,888,115
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,888,115
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 47%
(14)	Type of reporting person (see instructions) 00

This Amendment No. 1 to Schedule 13D (this “Amendment”) is filed as the first amendment to the statement on Schedule 13D filed on September 12, 2012 (the “Statement”) by Ella Y. T. C. Chan and the Estate of Chiu M. Chan (“Reporting Persons”). This Amendment is being filed to update and amend and restate the disclosure in Items 3, 4, 5 and 6 of the Statement and to correct an error in the amount of common stock, par value $0.001 per share (“Common Stock”), of Dynacq Healthcare, Inc., a Nevada corporation (the “Company”) owned by Ella Y. T. C. Chan. The Schedule 13D previously reported that she owned 1,646,205 shares of Common Stock. This Amendment reflects the ownership by Ms. Chan of 1,610,205 shares of Common Stock.

Item 3. Source and Amount of Funds or Other Consideration.

Ella Y. T. C. Chan owns 1,610,205 shares of Common Stock. These shares were acquired by Ms. Chan in July 1992 through the use of her personal funds.

The Estate of Chiu M. Chan acquired 6,888,115 shares of Common Stock, which includes options to acquire 100,000 shares of Common Stock that are currently exercisable, upon the passing of Chiu M. Chan on May 17, 2012.

Item 4. Purpose of Transaction.

Ella Y. T. C. Chan acquired her 1,610,205 shares of Common Stock in July 1992 for investment purposes.

The Estate of Chiu M. Chan acquired 6,888,115 shares of Common Stock, which includes options to acquire 100,000 shares of Common Stock that are currently exercisable, on May 17, 2012 for the purpose of disposing of the assets and settling the liabilities of Chiu M. Chan, the former Chairman of the Board, President and Chief Executive Officer of the Company.

The Reporting Persons together with Eric K. Chan, Bert Chan, Philip S. Chan, Chan Chang Chin Ying and Edward K. Chiu (collectively, the “Other Group Members”) may constitute a group under the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. On September 24, 2012, each of the Reporting Persons and the Other Group Members delivered to the Company a written consent voting certain shares of Common Stock held by such Reporting Person or Group Member in favor of the removal of Ping S. Chu, James G. Gerace and Stephen L. Huber as directors of the Company. On September 24, 2012, the Company filed a preliminary information statement on Schedule 14C relating to this stockholder action.

Nothing contained in this Schedule 13D shall be construed as an admission that any of the Reporting Persons is the beneficial owner of the Other Group Members’ Common Stock and each Reporting Person expressly disclaims the beneficial ownership of the Common Stock owned by the Other Group Members.

Except as disclosed in this Item 4, none of the Reporting Persons have any other current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to its investments in the Company as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Company, or to formulate other purposes, plans or proposals in the future depending on market conditions or other factors.

Item 5. Interest in Securities of the Issuer.

All information relating to percentage ownership of the Company’s Common Stock set forth in this Statement is as of the date hereof, based upon the 14,543,626 shares of Common Stock reported by the Company to be issued and outstanding as of July 13, 2012 in its Form 10-Q filed with the Securities and Exchange Commission on July 13, 2012.

(a) As of the date of this Schedule 13D, the Reporting Persons own an aggregate of 8,498,320 shares of Common Stock, which constitutes 58.0% of the Common Stock. Such shares include options to acquire 100,000 shares of Common Stock, which are currently exercisable, held by the Estate of Chiu M. Chan. As of the date of this Schedule 13D, the Reporting Persons and the Other Group Members own an aggregate of 10,247,480 shares of Common Stock, which constitutes 69.5% of the Common Stock. Such shares include (i) options to acquire 100,000 shares of Common Stock, which are currently exercisable, held by the Estate of Chiu M. Chan and (ii) options to acquire 100,000 shares of Common Stock, which are currently exercisable, held by Philip S. Chan.

(b) Each of the Reporting Persons and the Other Group Members has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by such Reporting Person or Other Group Member.

(c) The Estate of Chiu M. Chan acquired 6,888,115 shares of Common Stock, which includes options to acquire 100,000 shares of Common Stock that are currently exercisable, upon the passing of Chiu M. Chan on May 17, 2012. Other than the acquisition by the estate of shares formerly held by Chiu M. Chan, none of the Reporting Persons or Other Group Members effected any transactions in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described in Item 4, the Reporting Persons and the Other Group Members have taken action by written consent without a meeting to remove certain directors of the Company. No written agreement has been entered into with respect to this matter.

Item 7. Material to Be Filed as Exhibits

Exhibit A:         Joint Filing Agreement, dated September 12, 2012*

Exhibit B:         Letters Testamentary*

*	Previously filed as an exhibit to the Schedule 13D filed on September 12, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2012

By:	/s/ Ella Y. T. C. Chan
Name:	Ella Y. T. C. Chan

Estate of Chiu M. Chan

By:	/s/ Ella Y. T. C. Chan
Name:	Ella Y. T. C. Chan
Title:	Sole executrix of the estate